EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                         Nine Months Ended
                                            February 28,
                                         __________________

                                        2003           2002
                                        ____           ____

                                           (in millions)

Net income                             $227.8        $ 454.9
Income taxes                            257.2          242.3
Cumulative effect of accounting change  266.1            5.0
                                       ______         ______

      Income before income taxes and
        accounting change               751.1          702.2
                                       ______         ______

Add fixed charges
      Interest expense (A)               33.0           37.4
      Interest component of leases (B)   45.4           39.4
                                       ______         ______

Total fixed charges                      78.4           76.8
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $828.7         $779.0
                                       ======         ======
Ratio of earnings to total fixed
      charges                            10.6           10.1
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.